FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE GAAP FINANCIAL STATEMENTS ATTACHED TO THE PRESS RELEASE THAT IS ATTACHED HERETO ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333- 130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

B.O.S. Better Online Solutions Ltd. Reports Second Quarter and First Half 2008 Financial Results

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: August 14, 2008

Press Release	Source: B.O.S. Better Online Solutions Ltd.

B.O.S. Better Online Solutions Ltd. Reports Second Quarter and
First Half 2008 Financial Results
Revenues Increase by 142% over Second Quarter 2007

RISHON LEZION, Israel – (BUSINESS WIRE) – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC;TASE:BOSC), a leading provider of comprehensive Mobile and RFID Solutions and Supply Chain Solutions, today reported its results for the second quarter and first six months ended June 30th, 2008.

Financial Highlights for the second quarter and first six months of 2008 (NON-GAAP Pro-forma):

—	Revenues for the three months ended June 30, 2008 increased 142% to $13.8 million compared to the same period in 2007;

—	EBITDA for the three months ended June 30, 2008 increased 50% to $248,000 compared to the same period in 2007;

—	Revenue for the first six months was $28 million vs. $11 million in first half of 2007; EPS was $0.04 vs. loss of $0.02 in prior year

—	Backlog increased to $13.3 million on June 30th, 2008 from $7.8 million on June 30, 2007.

“The Company continues to experience strong momentum, demonstrated by our significant growth in top-line and bottom-line results,” said Shmuel Koren, BOS’ President & CEO. “With our established customer base and higher profit margins generated by our recent acquisitions, we anticipate a continuing trend of significant revenue growth throughout the remainder of 2008.”

BOS operates in two business segments, Mobile and RFID Solutions and Supply Chain Solutions. Combined, they have generated $13.8 million of revenue in the second quarter of 2008 compared to $5.7 million in the second quarter of 2007. Revenue for the first six months of 2008 was $28 million compared with $11 million in the first half of 2007. Total revenue is projected to exceed $55 million in 2008.

BOS is located in Israel and the US and employs approximately 150 employees worldwide. The Company also owns and operates two distribution channels in Israel and the United States which mainly provide supply chain solutions for the aerospace industry. International sales accounted for 42% of revenue in second quarter 2008 compared to 33% in the second quarter 2007. For the second quarter of 2008, international sales amounted to $5.8 million, a 204% increase compared with the year ago period due to the acquisition of Summit and internal growth. Backlog increased to $13.3 million as of June 30th, 2008 from $7.8 million as of June 30th, 2007.

For the second quarter and first six months of 2008, BOS generated record EBITDA of $248,000 and $576,000 compared to $165,000 and $212,000 in the comparable period of 2007. The devaluation of the US dollar against the NIS (Israeli New Shekel) in the second quarter of 2008 and in the six months ended June 30, 2008 adversely affected our operating results. The Company expects to generate annual EBITDA in 2008 of approximately $2 million.

As of June 30, 2008, cash and cash equivalents were $1.9 million, short term bank loans amounted to $6.3 million and long term bank loans were $2.8 million. In July we announced the raising of $1 million through equity.

Shmuel Koren BOS’ President & CEO said, “The good results we saw this quarter reflect BOS’ increased ability to provide our customers with fully integrated and comprehensive solutions. Our recent acquisitions have provided the Company with a unified platform which businesses need in order to be effective. We are pleased to be taking advantage of technology advances and offering these services on a global basis.”

In May 2008 the Company finalized a Frame Agreement with potential for orders of up to $ 25 million with a Strategic Customer of our Supply Chain division in the Aircraft Industry. BOS has already begun to receive orders under the terms of this Frame Agreement.

Edouard Cukierman BOS’ Chairman of the Board added: “These improved financial results indicate a positive outlook for BOS in 2008. We are focused on continuing to grow on a global basis.”

Review of results on GAAP basis:

Revenue for the second quarter and first six months of 2008 amounted to $13.8 million and $25.9 million respectively, a 142% and 134% increase over revenues in the comparable periods in 2007. This increase in revenues in the second quarter of 2008 resulted from the acquisition of Summit in November 2007 and Dimex Systems in March 2008, as well as from organic growth.

Gross profit for the second quarter and first six months of 2008 amounted to $3.0 million and $5.7 million respectively, a 140% and 138% increase over the comparable 2007 period. Gross margin in the second quarter of 2008 was 22%, which is the same as the second quarter of 2007.

Operating loss in the second quarter and first six months of 2008 was $78,000 and $170,000 respectively, compared to an operating loss of $90,000 and $259,000 in the same period of 2007.

About BOS

B.O.S. Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that are offered either as stand alone products or as full Solutions combined of:

(a) Hardware Devices – A Mobile and RFID Infrastructure with an automatic identification and data collection equipment based on RFID and barcode technology; and

(b) Middleware – A variety of proprietary Servers intended to receive data from Hardware, process it and transfer it to the Software Applications; and

(c) Software Applications – pointAct application platform for implementation of various business organizational processes.

(ii)	Supply Chain Solutions- reselling electronic systems and components for security, and aerospace manufacturers.

BOS is traded on NASDAQ Global Market and on the Tel-Aviv Stock Exchange. Their website is www.boscorporate.com.

Conference Call and Webcast information:

BOS will host a conference call, to be simultaneously Webcast, on Thursday, August 14, 2008 at 10:00 a.m. Eastern Daylight Time / 5:00 p.m. Israel Time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time: + 1- 877-407-8033 (North America), + 1- 201-689-8033 (International). A live Webcast of the conference call will be available on the BOS web site at www.boscorporate.com. A replay of the call will be available starting on August 14, 2008, at 1:00 p.m. Eastern Daylight Time / 8:00 p.m. Israel Time through August 21, 2008 at 11:59 p.m. Eastern Daylight Time /6:59 a.m. Israel Time. An archived Webcast of the conference call will be available on the BOS Web site at www.boscorporate.com. Interested parties may access the replay by dialing the following numbers and entering the account number and conference ID number below: +1- 877-660-6853 (North America), +1- 201-612-7415 (International), Account Number: 286, Conference ID Number: 291891.

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Six months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

Revenues:
Mobile and RFID solutions	$5,422	$1,450	$3,631	$668
Supply Chain Solutions	20,492	9,622	10,132	5,021

Total Revenues	25,914	11,072	13,763	5,689

Cost of revenues:
Mobile and RFID solutions	3,280	682	2,315	284
Supply Chain Solutions	16,907	7,984	8,400	4,133

Total cost of revenues	20,187	8,666	10,715	4,417

Gross profit:
Mobile and RFID solutions	2,142	768	1,316	384
Supply Chain Solutions	3,585	1,638	1,732	888

Total gross profit	5,727	2,406	3,048	1,272

Operating costs and expenses:
Research and development	524	222	253	95
Sales and marketing	4,555	1,470	2,488	881
General and administrative	818	973	385	386

Total operating costs and expenses	5,897	2,665	3,126	1,362

Operating loss	(170)	(259)	(78)	(90)
Financial expenses, net	(289)	(354)	(75)	(159)
Other income (expenses), net	-	(580)	-	(591)

Loss before taxes on income	(459)	(1,193)	(153)	(840)
Taxes on income	377	43	160	16

Net income (loss)	$(82)	$(1,150)	$7	$(824)

Basic net income (loss) per share	$(0.01)	$(0.15)	$0.00	$(0.10)

Diluted net income (loss) per share	$(0.01)	$(0.15)	$0.00	$(0.10)

Weighted average number of shares used in computing basic
net earnings per share	11,207,205	7,511,797	11,391,947	8,266,745

Weighted average number of shares used in computing
diluted net earnings per share	11,207,205	7,511,797	11,461,811	8,266,745

CONDENSED CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	June 30, 2008	December 31, 2007
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,935	$4,271
Trade receivables, net	14,148	9,114
Other accounts receivable and prepaid expenses	1,472	945
Inventories	11,450	8,321

Total current assets	29,005	22,651

LONG-TERM ASSETS:
Severance pay fund	748	687
Investment in other companies	2,329	2,494
Other assets	265	42

Total long-term assets	3,342	3,223

PROPERTY AND EQUIPMENT, NET	1,189	719
GOODWILL	8,070	2,861
OTHER INTANGIBLE ASSETS, NET	2,779	1,678

Total assets	$44,385	$31,132

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$6,345	$5,028
Trade payables	7,623	5,258
Employees and payroll accruals	912	552
Deferred revenues	615	116
Accrued expenses and other liabilities	6,748	1,290

Total Current Liabilities	22,243	12,244

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	2,795	3,286
Deferred taxes	596	366
Accrued severance pay	946	798
Other long-term liabilities	1,994	-

Total long-term liabilities	6,331	4,450

SHAREHOLDERS' EQUITY	15,811	14,438

Total liabilities and shareholder's equity	$44,385	$31,132

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended June 30,
	2008				2007
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP
	(Unaudited)

Revenues :
Mobile and RFID solutions	$3,631	$-		$3,631	$668
Supply Chain Solutions	10,132	-		10,132	5,021

Total revenues	13,763	-		13,763	5,689

Gross profit:
Mobile and RFID solutions	1,316	5	a	1,321	384
Supply Chain Solutions	1,732	-		1,732	888

Total gross profit	3,048	5		3,053	1,272

Operating costs and expenses:
Research and development	253	-		253	95
Sales and marketing	2,488	(110)a ,(44	)b	2,334	743
General and administrative	385	(100	)b	285	308

Total operating costs and expenses	3,126	(254)		2,872	1,146

Operating income (loss)	(78)	(259)		181	126
Financial expenses, net	(75)	-		(75)	(159)
Other income	-	-		-	20

Income (loss) before taxes on income	(153)	(259)		106	(13)
Taxes on income	160	(33	)a	127	16

Net income (loss)	$7	$(226)		$233	$3

Basic net income per share	$0.00			$0.02	$0.00

Diluted net income per share	$0.00			$0.02	$0.00

Weighted average number of shares used in computing
basic net income per share	11,391,947			11,391,947	8,266,745

Weighted average number of shares used in computing
diluted net income per share	11,461,811			11,461,811	8,400,404

Notes to the reconciliation:
a)	Amortization of intangible assets and its related tax benefit.
b)	Stock based compensation.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Six months ended June 30,
	2008				2007
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP
	(Unaudited)

Revenues :
Mobile and RFID solutions	$5,422	$2,075	c	$7,497	$1,450
Supply Chain Solutions	20,492	-		20,492	9,622

Total revenues	25,914	2,075	c	27,989	11,072

Gross profit:
Mobile and RFID solutions	2,142	10a, 521	c	2,673	768
Supply Chain Solutions	3,585	35	a	3,620	1,638

Total gross profit	5,727	566		6,293	2,406

Operating costs and expenses:
Research and development	524	-		524	222
Sales and marketing	4,555	(184)a, (92)b, 430	c	4,709	1,281
General and administrative	818	(209	)b	609	772

Total operating costs and expenses	5,897	(55)		5,842	2,275

Operating income (loss)	(170)	(621)		451	131
Financial expenses, net	(289)	(15	)c	(274)	(354)
Other income	-	-		-	31

Income (loss) before taxes on income	(459)	(636)		177	(192)
Taxes on income	377	(66	)a	311	11

Net income (loss)	$(82)	$(570)		$488	$(181)

Basic net income (loss) per share	$(0.01)			$0.04	$(0.02)

Diluted net income (loss) per share	$(0.01)			$0.04	$(0.02)

Weighted average number of shares used in computing basic
net income (loss) per share	11,207,205			11,207,205	7,511,797

Weighted average number of shares used in computing
diluted net income (loss) per share	11,207,205			11,277,406	7,511,797

Notes to the reconciliation:
a – Amortization of intangible assets and its related tax benefit.
b – Stock based compensation
c – Gives effect to the acquisition by BOS of the assets of Dimex System Ltd (“Dimex”), which closed in March 2008, as if it had occurred, on January 1, 2008.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED EBITDA
(U.S. dollars in thousands, except per share amounts)

	Six months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

Net income (loss) Non-GAAP	$488	$(181)	$233	$3

Non GAAP adjustment:

Financial expenses, net	274	354	75	159
Depreciation	125	50	67	19
Tax on income	(311)	(11)	(127)	(16)

EBITDA	$576	$212	$248	$165

Contact:

B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com
or

Israeli Investor Relations - please contact
Kwan Communications
Mr. Zvi Rabin, +972 50-560-0140
zvi@kwan.co.il
or

U.S. Investor Relations - please contact
Grayling Global
Ms. Leslie Wolf-Creutzfeldt, + 1 646-284-9472
lwolf-creutzfeldt@hfgcg.com

Source: B.O.S. Better Online Solutions Ltd.